2200 Ross Avenue, Suite 2800 • Dallas, Texas 75201-2784

• Main: 214 855 8000 • Facsimile: 214 855 8200

May 17, 2013

VIA EDGAR

Mr. Karl Hiller

Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             Magnum Hunter Resources Corporation
Form 8-K/A
Filed April 22, 2013
File No. 0001-32997

Dear Mr. Hiller:

This letter sets forth the responses of Magnum Hunter Resources Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 10, 2013 (the “Comment Letter”) with respect to the Form 8-K filed by the Company on April 16, 2013, as amended by the Form 8-K/A filed by the Company on April 22, 2013 (the “Form 8-K/A”).

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 8-K/A Filed April 22, 2013

Item 4.01 Change In Registrant’s Certifying Accountant

Dismissal of Previously Engaged Independent Registered Public Accounting Firm, page 2

1.                                      We note your disclosure in the third paragraph describing several reportable events is preceded by a statement that there were “no reportable events.” Please revise to eliminate the “except for” language, and to state clearly that you have reportable events to comply with Item 304 of Regulation S-K.

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES • MINNEAPOLIS
MUNICH • NEW YORK • PITTSBURGH-SOUTHPOINTE • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC

www.fulbright.com

Response:  The Company respectfully notes that it believes the Form 8-K/A clearly states that the Company has “reportable events” required to be disclosed pursuant to Item 304 of Regulation S-K, and that the change requested by the Staff would not substantively modify the Company’s disclosures.  In addition, by providing that there were no “reportable events” except for the matters specifically identified in the Form 8-K/A, the Company believes the Form 8-K/A comprehensively and effectively disclosed that the “reportable events” described in the Form 8-K/A are all of the “reportable events” required to be disclosed pursuant to Item 304 of Regulation S-K.

Prior Period Restatements, page 3

2.                                      We note your disclosure indicating that you assessed the materiality of adjustments to-date and concluded these are not material and you will not restate prior period financial statements.  However, you also refer to these adjustments as noncash.  Therefore, we would like to understand the extent to which this characterization was a factor in formulating your view of materiality.  Please describe for us these adjustments and any possible additional errors that have been identified and explain how their noncash nature has been taken into account.  Please submit any related assessments of materiality performed in considering whether to restate prior period financial statements.

Response:  In connection with its preparation of the Form 8-K/A, the Company assessed whether Staff Accounting Bulletin 99 (“SAB 99”) might require certain errors in prior fiscal years and/or fiscal quarters to be corrected in the applicable prior periods, and determined that any adjustments were not material under SAB 99, and thus, did not require any restatement of prior period financial statements.  In reaching this determination, pursuant to SAB 99 the Company assessed materiality by considering both quantitative and qualitative factors and applied this analysis to each applicable line item in the Company’s consolidated financial statements.  The fact that a majority of the adjustments identified by the Company in the Form 8-K/A were non-cash items did not impact the Company’s materiality analysis under SAB 99 from a quantitative perspective, although the Company considered the fact the adjustments did not change a trend nor would they have an impact on any contractual requirements of the Company as key qualitative factors.  The Company identified the adjustments as non-cash primarily to give its stockholders a better understanding as to the nature of such adjustments.  No additional errors have been identified by the Company as of the date of this letter that the Company has concluded are material under SAB 99.

Exhibit 16.1

3.                                      We note that the letter dated April 18, 2013 from PWC indicates that they advised you of their conclusion that certain information came to their attention that they concluded materially impacts the fairness or reliability of your financial statements.

Tell us which periods PWC was referring to and if these include any periods for which you have filed a periodic report.  Separately, explain how you considered whether you were required to file an Item 4.02 Form 8-K to report non-reliance on previously issued financial statements.  To the extent your consideration included an assessment of materiality, please submit the analysis that you performed in formulating your view.

Finally, explain why this communication from PWC was not identified in your description of reportable events.  In this regard, explain how you considered the requirements of Item 304(a)(1)(v)(D) of Regulation S-K.

Response:  After extensive discussions amongst the Company’s senior management and the Audit Committee of the Company’s Board of Directors, the Company respectfully notes its belief that PricewaterhouseCoopers LLP (“PwC”) did not advise the Company, during its engagement as the Company’s independent registered public accounting firm, of any conclusion that certain information came to PwC’s attention that PwC concluded materially impacts the fairness or reliability of the Company’s consolidated financial statements.  As disclosed in the Form 8-K/A, there were a number of matters that were under review and analysis by both PwC and the Company at the time of PwC’s dismissal.  These matters were described in detail throughout the Form 8-K/A, and the Company believed at the time of the filing of the Form 8-K/A (and it continues to believe), pursuant to the SAB 99 analysis described above, that there were no material misstatements, omissions or errors that would require any restatement of the Company’s prior period financial statements.  The Company further believes that the extensive disclosures it provided in the Form 8-K/A regarding (a) these matters and (b) its internal controls over financial reporting adequately informed stockholders regarding the status of the audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2012 and the reasons for the Company’s inability to timely file its Annual Report on Form 10-K for such period.  As disclosed in the Form 8-K/A, the Company’s objective is to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 by the middle of June 2013, and the Company believes it is on schedule to make the filing by such time.

In addition, pursuant to your request, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (214) 855-8301.

Very truly yours,

/s/ David E. Morrison

David E. Morrison

cc:	Michael Fay, Staff Accountant
Gary C. Evans, Magnum Hunter Resources Corporation
Ronald D. Ormand, Magnum Hunter Resources Corporation
Paul Johnston, Magnum Hunter Resources Corporation
Fred J. Smith, Jr., Magnum Hunter Resources Corporation